SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

TPG SPECIALTY LENDING, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Ronald Cami Vice President TPG Capital, L.P. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP No. N/A	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,868 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,868 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,868 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* OO
*	This calculation assumes that there are 35,001 shares of common stock of TPG Specialty Lending, Inc. (the “Issuer”) outstanding as of June 17, 2011. See Item 5.

Page 2 of 15 Pages

CUSIP No. N/A	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Tarrant Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,079.6 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,079.6 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,079.6 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 35,001 shares of common stock of the Issuer outstanding as of June 17, 2011. See Item 5.

Page 3 of 15 Pages

CUSIP No. N/A	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,869 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,869 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,869 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 35,001 shares of common stock of the Issuer outstanding as of June 17, 2011. See Item 5.

Page 4 of 15 Pages

CUSIP No. N/A	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,869 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,869 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,869 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 35,001 shares of common stock of the Issuer outstanding as of June 17, 2011. See Item 5.

Page 5 of 15 Pages

CUSIP No. N/A	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,868 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,868 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,868 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 35,001 shares of common stock of the Issuer outstanding as of June 17, 2011. See Item 5.

Page 6 of 15 Pages

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”) of the Issuer, a Delaware corporation.  The principal executive offices of the Issuer are located at 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), Tarrant Capital Advisors, Inc., a Delaware corporation (“Tarrant Capital”), David Bonderman, James G. Coulter and Alan Waxman (each, a “Reporting Person”, and, collectively, the “Reporting Persons”).  The business address of each Reporting Person is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

TSL Advisers, LLC, a Delaware limited liability company (“TSL Advisers”), directly holds 2,868 shares of Common Stock of the Issuer (the “TSL Shares”) reported herein.  The business and affairs of TSL Advisers are managed by its board of managers, whose sole members are Messrs. Bonderman, Coulter and Waxman.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings II, L.P. (“Holdings II”), a Delaware limited partnership, which is a member of TSL Advisers.  Because of the investment by Holdings II in TSL Advisers, Group Advisors may be deemed to beneficially own 789.4 shares of the TSL Shares (the “Group Advisors Shares”).  Messrs. Bonderman and Coulter are the directors, officers, and sole stockholders of Group Advisors.

Tarrant Capital is the sole stockholder of Tarrant Advisors, Inc., a Texas corporation (“Tarrant”), which is the general partner of TSL Equity Partners, L.P. (“Equity Partners”), a Delaware limited partnership, which is a member of TSL Advisers.  Because of the investment by Equity Partners in TSL Advisers, Tarrant Capital may be deemed to beneficially own 2,078.6 shares of the TSL Shares (the “Tarrant TSL Shares”).  In addition, after the redemption described in Item 5(c), Tarrant directly holds 1 share of Common Stock of the Issuer (the “Tarrant Share” and, together with the Tarrant TSL Shares, the “Tarrant Shares”).

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of each of Tarrant Capital and Group Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to Tarrant Capital and Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TSL Shares and the Tarrant Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the TSL Shares and the Tarrant Shares except to the extent of their pecuniary interest therein.  Because Mr. Waxman is a member of the board of managers of TSL Advisers, he may be deemed to beneficially own the TSL Shares.  Mr. Waxman disclaims beneficial ownership of the TSL Shares except to the extent of his pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TSL Advisers) engaged in making or recommending investments in securities of public and private companies.  The principal business of Tarrant Capital is serving as the sole ultimate general partner, managing member or similar entity of related entities (including Equity Partners) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of Group Advisors, Tarrant Capital and officer, director or manager of other affiliated entities.

Page 7 of 15 Pages

The present principal occupation of James G. Coulter is director and Senior Vice President of Group Advisors, director and Executive Vice President of Tarrant Capital and officer, director or manager of other affiliated entities.

The present principal occupation of Alan Waxman is manager of TSL Advisers, Vice President of the Issuer and officer, director or manager of other affiliated entities.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors is listed on Schedule I hereto.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Tarrant Capital is listed on Schedule II hereto.

Each of Messrs. Bonderman, Coulter, Waxman and the individuals referred to on Schedule I and Schedule II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I and Schedule II hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Subscription Agreement, dated as of April 15, 2011 (the “Subscription Agreement”), by and between the Issuer and TSL Advisers, on June 17, 2011, the Issuer delivered a capital drawdown notice to TSL Advisers relating to the issuance of the TSL Shares for a cash purchase price of $1,000 per share in a private placement, for an aggregate purchase price of $2,868,000 (the “Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL Advisers with respect to the qualifications and ability of each to enter into and complete the private placement.

The Purchase Price will be funded by equity contributions from Equity Partners and Holdings II.

References to and descriptions of the Subscription Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement which is attached as Exhibit 2 hereto and incorporated herein by this reference.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated herein by this reference.

The Reporting Persons may seek to dispose all or part of the TSL Shares from time to time, subject to limitations in the Subscription Agreement, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Persons and/or other investment considerations.

In addition to the foregoing, as required by the Subscription Agreement or otherwise, each Reporting Person, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or, if any, associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and any securities exercisable for or convertible into Common Stock, limitations in the Subscription Agreement, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

TSL Advisers acts as the investment adviser to the Issuer.  Pursuant to an advisory agreement between TSL Advisers and the Issuer, TSL Advisers is responsible for sourcing and managing the Issuer’s portfolio.  In addition, the Reporting Persons may engage in discussions with management, the Board of Directors of the Issuer, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Page 8 of 15 Pages

As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board of Directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Issuer’s Board of Directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be listed or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and taking any action similar to any of those enumerated above.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 35,001 shares of Common Stock of the Issuer outstanding as of June 17, 2011, which figure is based on information provided to the Reporting Person by the Issuer (and reflects the effects of the redemption described below in Item 5(c), as well as the issuance of capital drawdown notices by the Issuer to other investors as of June 17, 2011).  Pursuant to Rule 13d-3 of the Act, (i) through TSL Advisers and Tarrant, Messrs. Bonderman and Coulter may be deemed to beneficially own 2,869 shares Common Stock, which constitute approximately 8.2% of the outstanding Common Stock; (ii) through TSL Advisers, Mr. Waxman may be deemed to beneficially own 2,868 shares of Common Stock, which constitute approximately 8.2% of the outstanding Common Stock; (iii) through TSL Advisers, Group Advisors may be deemed to beneficially own 2,868 shares of Common Stock, which constitute approximately 8.2% of the outstanding Common Stock; and (iv) through Tarrant, Tarrant Capital may be deemed to beneficially own 2,079.6 shares Common Stock, which constitute approximately 5.9% of the outstanding Common Stock.

(c)  On June 17, 2011, pursuant to an Agreement to Tender dated as of March 13, 2011 between the Issuer and Tarrant (the “Redemption Agreement”), the Issuer redeemed 999 shares of Common Stock beneficially held by Tarrant for $1.00 per share, for an aggregate purchase price of $999.  Therefore, as of immediately prior to the issuance of shares described in Item 3, Tarrant beneficially owned 1 share of Common Stock of the Issuer.  Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

References to and descriptions of the Redemption Agreement set forth above in this Item 5(c) do not purport to be complete and are qualified in their entirety by reference to the full text of the Redemption Agreement which is attached as Exhibit 3 hereto and incorporated herein by this reference

(d)  Other than the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Page 9 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4, and 5 is hereby incorporated herein by reference.

As discussed in Item 2 above, the business and affairs of TSL Advisers are managed by its board of managers, whose members are Messrs. Bonderman, Coulter and Waxman.  Any decision or determination by the board of managers requires the approval of each of Messrs. Bonderman, Coulter and Waxman.

TSL Advisers is required to solicit voting instructions from Equity Partners and Holdings II in respect of the Holdings II Shares and the Equity Partners Shares in connection with any matter on which TSL Advisers is entitled to vote the TSL Shares.  TSL Advisers is required to vote all proxies in respect of the TSL Shares proportionately in accordance with such instructions.

As the directors, officers and sole stockholders of Group Advisors, Mr. Bonderman and Mr. Coulter may indirectly issue voting instructions to TSL Advisers in respect of the Holdings II Shares.

Equity Partners is required to solicit voting instructions from its limited partners in respect of their indirect interests in the TSL Shares.  Equity Partners is required to instruct TSL Advisers to vote proxies in respect of its TSL Shares proportionately in accordance with such instructions.

Item 7. Material to Be Filed as Exhibits

1.
Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of June 27, 2011, by and among TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman.

2.	Subscription Agreement, dated as of April 15, 2011, between TPG Specialty Lending, Inc. and TSL Advisers, LLC.

3.	Agreement to Tender, dated as of March 13, 2011, between TPG Specialty Lending, Inc. and Tarrant Advisors, Inc.

4.	Authorization and designation letter, dated March 10, 2011, by Alan Waxman.

Page 10 of 15 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2011

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

Tarrant Capital Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

Alan Waxman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of Alan Waxman (3)

Page 11 of 15 Pages

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

(3)	Ronald Cami is signing on behalf of Mr. Waxman pursuant to the authorization and designation letter dated March 10, 2011, which is filed as an exhibit herewith.

Page 12 of 15 Pages

Schedule I

All addresses are c/o TPG Capital L.P., 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President and Chairman of the Board
James G. Coulter	Senior Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
Jonathan J. Coslet	Vice President
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

Page 13 of 15 Pages

Schedule II

All addresses are c/o TPG Capital L.P., 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President and Chairman of the Board
James G. Coulter	Executive Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
Clive D. Bode	Vice President
Richard W. Boyce	Vice President
Kevin R. Burns	Vice President
Daniel A. Carroll	Vice President
Jonathan J. Coslet	Vice President
Timothy D. Dattels	Vice President
Kelvin L. Davis	Vice President
Eugene J. Frantz	Vice President
James R. Gates	Vice President
Asiff Hii	Vice President
Peter Lane	Vice President
Michael MacDougall	Vice President
John W. Marren	Vice President
Todd Sisitsky	Vice President
Bryan Taylor	Vice President
Jerome C. Vascellaro	Vice President
Jack C. Weingart	Vice President
Carrie A. Wheeler	Vice President
James B. Williams	Vice President
Nathan H. Wright	Vice President
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

Page 14 of 15 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, as required by Rule 13d-1(k)91) under the Act, dated as of June 27, 2011, by and among TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman.

2.	Subscription Agreement, dated as of April 15, 2011, between TPG Specialty Lending, Inc. and TSL Advisers, LLC.

3.	Agreement to Tender, dated as of March 13, 2011, between TPG Specialty Lending, Inc. and Tarrant Advisors, Inc.

4.	Authorization and designation letter, dated March 10, 2011, by Alan Waxman.